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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10026859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 23 2010
Washington, DC

SEC FILE NUMBER
8- 51781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 Eager Road Suite 700
(No. and Street)

Saint Louis (City) MO (State) 63144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hartrich 314-951-1617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive; Suite 2801 (Address) Jacksonville (City) FL (State) 32202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc., as of February 22nd, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ANN HOPKINS
My Commission Expires
February 28, 2010
St. Louis County
Commission #06846231

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
(SEC I.D. No. 8-51781)

Financial Statements and
Supplemental Schedules
For the Year Ended December 31, 2009,
and Independent Auditors' Report
and Supplemental Report on Internal Control

EverTrade®
DIRECT BROKERAGE

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Table of Contents | **Page**

Independent Auditors' Report	1
Financial Statements as of and for the Year Ended December 31, 2009:	
Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Equity	5
Notes to Financial Statements	6–9
Supplemental Schedules as of December 31, 2009:	
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	11
Report on Internal Control	12-13

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA
Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2009, and the related statements of income, cash flows, and equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 12, 2010

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Balance Sheet
As of December 31, 2009

Assets		
Cash and cash equivalents	$	572,129
Deposit with clearing organization		105,124
Due from affiliates		65,910
Prepaid Financial Industry Regulatory Authority fees		33,270
Premises and equipment		1,379
Other assets		1,385
Total	$	779,197
Liabilities		
Accounts payable and accrued liabilities	$	28,153
Payable to clearing organization		33,567
Total liabilities		61,720
Equity		
Common stock, $1 par value, 30,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,168,353
Accumulated deficit		(451,876)
Total equity		717,477
Total Liabilities and Equity	$	779,197

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Statement of Income
For the Year Ended December 31, 2009

Income	
Commission and fee income	$ 945,177
Interest income	5,216
Total income	950,393
Expenses	
Professional fees	282,958
Salaries and employee benefits	215,012
Trade clearing and execution fees	233,605
Occupancy and equipment	96,374
Other expenses	43,894
Total expenses	871,843
Income Before Income Taxes	78,550
Provision for Income Taxes	27,942
Net Income	$ 50,608

See notes to financial statements.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Statement of Cash Flows
For the Year Ended December 31, 2009

Operating Activities	
Net income	$ 50,608
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	15,180
Deferred income taxes	193
Change in operating assets and liabilities:	
Increase in deposit with clearing organization	(104)
Increase in due from affiliates	(65,910)
Decrease in other assets	64,002
Decrease in accounts payable and accrued liabilities	(2,183)
Increase in payable to clearing organization	33,567
Net cash provided by operating activities	95,353
Investing Activities	
Purchase of equipment	(1,310)
Net cash used in investing activities	(1,310)
Net Increase in Cash and Cash Equivalents	94,043
Cash and Cash Equivalents	
Beginning of year	478,086
End of year	$ 572,129
Supplemental Disclosures of Cash Flow Information	
Cash paid for income taxes	$ 11,800

See notes to financial statements.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Statement of Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2009	$ 1,000	$ 1,168,353	$ (502,484)	$ 666,869
Net income	-	-	50,608	50,608
Balance, December 31, 2009	$ 1,000	$ 1,168,353	$ (451,876)	$ 717,477

See notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

a) Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp. (EFC), the ultimate parent company of EverTrade.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and Penson Financial Services, Inc. private insurance). The Company executes trades, and a nonaffiliated third-party broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2009 or during the year then ended.

b) Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through February 12, 2010, the date the financial statements were available to be issued.

c) New Pronouncements —

Accounting Standards Codification of Estimates — In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of SFAS 162.* This statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP: authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (ASC) is the single source of authoritative U.S. accounting and reporting standards, with the exception of additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission. This statement became effective as of July 1, 2009. All accounting references have been updated, and therefore references to SFAS have been replaced with corresponding references to ASC.

In May 2009, the Financial Accounting Standards Board issued guidance which is now part of Accounting Standards Codification (ASC) 855-10, *Subsequent Events*, which requires accounting for and disclosures of events that occur after the balance sheet date but before financial statements are

issued or are available to be issued. It requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. ASC 855-10 is effective for annual periods ending after June 15, 2009. The adoption did not have a material impact on the financial statements.

d) **Cash and Cash Equivalents** — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less.

e) **Deposit with Clearing Organization** — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. The Company's clearing firm is Penson Financial Services, Inc. Included in this contract is the requirement to maintain a "good faith" deposit with the clearing firm.

f) **Prepaid FINRA Fee** — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

g) **Premises and Equipment** — Computer hardware and software and equipment are carried at amortized cost. Depreciation is computed using the straight-line method over estimated useful lives ranging from 3 to 10 years. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

h) **Payable to Clearing Organization** — The Company contract with the clearing firm, Penson Financial Services, Inc. requires monthly settlement for transactions that have been executed, but for which the Company has not yet remitted funds.

i) **Commissions and Fee Income** — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a trade-date basis.

j) **Income Taxes** — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed as if it filed a separate federal tax return. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount payable to EFC for federal taxes at December 31, 2009, was $11,085 and is included in accounts payable and accrued liabilities.

The Company files separate state tax returns. The amount payable for state taxes at December 31, 2009 was $1,402 and is included in accounts payable and accrued liabilities.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

2. Premises and Equipment

Premises and equipment at December 31, 2009 consist of the following:

Computer hardware and software	$ 49,749
Less accumulated depreciation and amortization	(48,370)
	$ 1,379

3. Related Parties

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $15,576 and professional fees totaling $220,221 for the year ended December 31, 2009 were initially paid by C1FN or EverBank. The amount receivable from C1FN as of December 31, 2009 for software development expenses incurred by EverTrade on behalf of C1FN totaled $65,910. The amount payable to EverBank as of December 31, 2009 for expenses incurred on behalf of EverTrade was $1,205 for which no interest is charged. The amounts are generally settled on a monthly basis.

4. Income Taxes

Provision for income tax expense for the year ended December 31, 2009, is comprised of the following:

Current:	
Federal	$ 23,286
State	4,463
	27,749
Deferred:	
Federal	162
State	31
	193
	$ 27,942

The net deferred tax liability of $122 at December 31, 2009, is attributable to the difference between the book and tax basis of fixed assets. There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized. The effective tax rate exceeds the federal statutory rate primarily due to state income taxes.

5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by EverBank, adopted under the Internal Revenue Code 401(k) (the "Plan"), covering substantially all full-time employees meeting the eligibility requirements. Employees -may contribute between 1% and 18% of their pretax compensation to the Plan. The Company matches up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company made employer-matching contributions of $6,466 during the year ended December 31, 2009.

In addition, the Company may make profit-sharing contributions to the Plan at the discretion of the Company. During the year ended December 31, 2009, the Company recognized expense for discretionary contributions made to the Plan of $7,938.

6. Guarantees

The Company has contracted with a third party to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to its customers. The maximum potential future payment under this indemnification was $2,499,430 at December 31, 2009. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients, the Company has assessed the probability of making

such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, EverTrade had net capital of $613,432, which was in excess of the required net capital by $363,431. EverTrade's ratio of aggregate indebtedness to net capital was 0.1004 to 1 at December 31, 2009.

EverTrade Direct Brokerage, Inc.
(A Wholly Owned Subsidiary of EverBank)

Supplemental Schedule
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2009

Net capital:	
Total stockholder's equity	$ 717,477
Add — allowable credits	-
Total capital and allowable credits	717,477
Deductions — nonallowable assets	101,944
Net capital before haircuts	615,533
Deductions — haircuts	2,102
Net capital	$ 613,431
Aggregate indebtedness — items included in the balance sheet — accounts payable, accrued expenses, and other liabilities	$ 61,598
Total aggregate indebtedness	$ 61,598
Computation of basic net capital requirement — minimum net capital required*	$ 250,000
Excess net capital	$ 363,431
Ratio — aggregate indebtedness to net capital**	0.1004 to 1

* In accordance with Rule 15c3-1, net capital cannot fall below .0667 to 1 of aggregate indebtedness or $250,000, whichever is greater.

** In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1.

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filed on January 21, 2010.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Supplemental Schedule
Computation for Determination of Reserve Requirement
For Brokers and Dealers Pursuant to Rule 15c3-3 Under the
Securities and Exhange Act of 1934
As of December 31, 2009

The Company operates on a "fully-disclosed basis" under an agreement with an nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA
Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

February 12, 2010

EverTrade Direct Brokerage, Inc.
Jacksonville, Florida

In planning and performing our audit of the financial statements of EverTrade Direct Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 12, 2010 and such report expressed an unqualified opinion on that financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP